Exhibit 12(a)

CLECO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	For the		For the		For the
	three		nine		twelve
	months		months		months
	ended		ended		ended
September 30, 2002
(Thousands, except ratios)

Earnings from continuing operations	$ 36,860		$ 68,695		$ 83,677
Income taxes	$ 20,069		$ 37,735		$ 44,949

Earnings from continuing operations before income taxes	$ 56,929		$ 106,430		$ 128,626
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Fixed charges:
Interest, long-term debt	$ 14,449		$ 40,938		$ 53,734
Interest, other (including interest on short-term debt)	$ 2,781		$ 5,711		$ 9,388
Amortization of debt expense, premium, net	$ 27		$ 1,162		$ 1,685
Portion of rentals representative of an interest factor	$ 157		$ 505		$ 674

Total fixed charges	$ 17,414		$ 48,316		$ 65,481
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Earnings from continuing operations before income taxes	$ 56,929		$ 106,430		$ 128,626
Plus: total fixed charges from above	$ 17,414		$ 48,316		$ 65,481
Plus: amortization of capitalized interest	$ 183		$ 547		$ 729
Less: long-term interest capitalized	$ (509)		$ (6,013)		$ (8,839)

Earnings from continuing operations before income
taxes and fixed charges	$ 74,017		$ 149,280		$ 185,997
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Ratio of earnings to fixed charges	4.25	x	3.09	x	2.84	x
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Total fixed charges from above	$ 17,414		$ 48,316		$ 65,481
Preferred stock dividends*	537		1,633		2,185

Total fixed charges and preferred stock dividends	$ 17,951		$ 49,949		$ 67,666
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Ratio of earnings to combined fixed charges and
preferred stock dividends	4.12	x	2.99	x	2.75	x
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* Preferred stock dividends multiplied by the ratio of pretax income to net income.